EXHIBIT (c)(ix)

Queensland Treasury Corporation’s 2008-2009 Indicative Borrowing Program

MEDIA RELEASE Embargo: 4:30pm AEST 25 June 2008

QTC announces Indicative Borrowing Program for 2008–09

Queensland Treasury Corporation (QTC), the Queensland Government’s central financing authority and corporate treasury services provider, estimates that its funding requirement for the financial year 2008–09 will be $16.3 billion. This comprises $6.7 billion to refinance maturing debt (including the maturity of its July 2009 Benchmark bond) and $9.6 billion to meet the new funding requirements of the Queensland public sector. (See attachment for further details.)

QTC notes, however, that in response to the significant level of uncertainty seen recently in global financial markets, a precautionary decision was taken earlier this year to extend QTC’s liquidity horizon out to 12 months, from its usual 6 months. QTC anticipates that, should market conditions normalise at some point during the 2008–09 borrowing program period, it may decide to revert to its usual 6 month liquidity horizon, which would release funds of up to $2 billion for general funding purposes and thus reduce the funding requirement by an equivalent amount.

Approximately 65% ($10.6 billion) of QTC’s 2008–09 borrowing program will be funded through the issuance of Australian dollar denominated benchmark bonds, with the balance funded through commercial paper and medium-term note issuance.

In the recent announcement of Queensland’s State Budget, Treasurer Andrew Fraser, forecast a strong rise in Government investment, with more than $17 billion this year allocated for capital works. “The Government’s commitment to significant investment in vital water, transport and energy infrastructure is unwavering at a time when Queensland is well supported by a strong economy, strong population growth, a strong balance sheet and is looking forward to a strong future,” the Treasurer said.

Capital expenditure in the State this year, including local authorities, is expected to be more than $20 billion, with the debt portion of $12.4 billion to be funded by QTC.

Looking forward, it is anticipated that future QTC borrowing programs will continue to reflect the Queensland Government’s ongoing commitment to significant investment in the State’s infrastructure. Future borrowing requirements, however, may be partially offset by the extent to which Queensland’s fiscal position exceeds current forecasts.

Review of 2007–08 funding activity

Debt raisings for the 2007–08 year (currently estimated at $13 billion) exceeded the mid-year review estimate of $9.4 billion by $3.6 billion, due primarily to retirement of 2009 benchmark bonds ($865 million) and funding in advance of customer borrowings ($2.7 billion). Borrowings were sourced through the following facilities:

• Domestic bond:	$7.1 billion (including $275 million of capital indexed bonds)
• Global bond:	$4.1 billion
• Medium-term note:	$297 million
• Commercial paper:	$1.5 billion

GPO BOX 1096, BRISBANE QLD AUSTRALIA 4001

TELEPHONE 07 3842 4600 · FAX 07 3221 4122

www.qtc.com.au

Solid domestic and foreign investor demand for QTC’s A$ benchmark bond lines continued during the year, as investors sought high credit quality assets in an uncertain global market environment, and provided the majority of funding. Demand for QTC’s commercial paper was also strong.

Highlights for the 2007–08 year included:

•	Refinancing the maturity of QTC’s 14 September 2007 benchmark bond, which had $3.2 billion outstanding as at 30 June 2007.

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In September 2007, QTC was the first Australian Government entity to issue a bond in the New Zealand dollar denominated ‘Kauri’ format. The ten-year deal, issued under its Euro medium-term note program, was for NZ$375 million, with a coupon of 7.125% and a maturity date of 18 September 2017. The issue was well bid by the market and added further diversification to QTC’s funding base at an attractive cost.

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In November 2007, the amount on issue of QTC’s 2.75%, 20 August 2030 Capital Indexed Bond was increased by A$275 million, taking total issuance to A$543 million. Investor demand for this inflation-linked bond was strong, with total bid volumes tendered significantly greater than the amount allotted.

•	In March 2008, a new long-dated QTC domestic preferred bond line maturing in 2033 was established through an initial issue of A$500 million.

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In May 2008, QTC launched a new A$ domestic benchmark bond with a coupon of 6.5% and a maturity date of 16 April 2012. The issue was very well supported by the market, with the volume on issue building to almost $2 billion in the first week.

It is estimated that the change in outstandings for QTC’s funding facilities over the full 2007-08 financial year will be as follows:

Funding facility	30 June 2007	30 June 2008		Change
	A$M	A$M (estimate)		A$M (estimate)
Domestic benchmark bond	20,468	25,400		4,932
Global benchmark bond	11,659	14,380		2,721
Capital indexed bond**	278	583		305
Domestic non-benchmark bond	598	601		3
Euro medium-term note (MTN)	159	402		243
Commercial paper	613	1,456		843

Total	33,775	42,822	(estimate)	9,047	(estimate)

**	includes capital indexation

Next review of QTC’s borrowing requirements

The mid-year update of QTC’s borrowing requirement for 2008–09 is scheduled for release in January 2009.

ENDS

For further enquiries, please contact:

Richard Jackson, General Manager, Financial Markets Ph: +61 7 3842 4789

Mike Gibson, Senior Portfolio Manager, Funding Ph: +61 7 3842 4775

QTC Indicative Borrowing Program for 2008–09 financial year

Borrowing details	2008-09	2007-08 (revised*)
	A$M	A$M
Refinancing of maturing debt:
A$ benchmark bonds	0	3,173
A$ non-benchmark bonds	69	101
Medium-term notes (MTNs)	0	52
Commercial paper [1]	1,457	613

Total maturing debt	1,526	3,939

Adjustments:
Prefunding of Sep 2007 Benchmark Bond maturity	—	(1,500)
Prefunding of Jul 2009 Benchmark Bond maturity	5,741	—
Principal repayments from QTC customers	(600)	(600)
Total refinancing	6,667	1,839

New borrowing:
Capital works and asset procurement	12,365	10,772
Funding in advance of customer borrowings	(2,700)	(3,219)
Total new borrowing	9,665	7,553

TOTAL BORROWING PROGRAM [2]	16,332	9,392

The 2008-09 borrowing estimate of $16,332 million is expected to be funded as follows:

Funding source	Expected raisings 2008-09
	Range	Low	High
	%	A$M	A$M
Term raisings:
A$ bonds [3]	60–70	9,800	11,430
MTNs & other currency loans	5–15	820	2,450

Commercial paper raisings:
TNotes, ECP, USCP	20–30	3,270	4,900

1.	Estimated commercial paper outstanding as at 30 June.
2.	Funding activity may vary depending upon actual customer requirements, the State’s fiscal position and financial market conditions.
3.	Includes A$ domestic and global benchmark bonds, capital indexed bonds and other term issuance.
*	Based on the State’s Mid Year Fiscal and Economic Review released on 14 December 2007.

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